As filed with the Securities and Exchange Commission on January 11, 2022

File No. 333-256392

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

NUVEEN INVESTMENT TRUST II

(Exact Name of Registrant as Specified in Charter)

333 West Wacker Drive

Chicago, Illinois 60606

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(800) 257-8787

(Area Code and Telephone Number)

Mark J. Czarniecki

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copies to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

EXPLANATORY NOTE

The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on May 21, 2021 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-256392), are incorporated herein by reference.

This amendment is being filed for the sole purpose of adding the following to Part C of the Registration Statement: the executed tax opinion of Vedder Price P.C., supporting the tax matters discussed in the Proxy Statement/Prospectus.

PART C

OTHER INFORMATION

Item 15. Indemnification

Section 4 of Article XII of Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a)        against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b)        with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c)        in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i)        by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii)        by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a)        such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b)        a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including, as such Disinterested Trustee, anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the word “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by joint errors and omissions insurance policies against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, subject to such policies’ coverage limits, exclusions and retention.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, (the “1933 Act”) may be permitted to the officers, trustees or controlling persons of the Registrant pursuant to the Declaration of Trust of the Registrant or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by an officer or trustee or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, trustee or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)(a)	Declaration of Trust of Registrant is incorporated by reference to the initial registration statement filed on August 13, 1997, on Form N-1A for Registrant.

(1)(b)	Amended Establishment and Designation of Classes, dated November 16, 2016, is incorporated by reference to post-effective amendment no. 131 filed on November 21, 2016, on Form N-1A for Registrant.

(1)(c)	Amended and Restated Designation of Series, dated October 26, 2021, is incorporated by reference to post-effective amendment no. 194 filed on November 26, 2021, on Form N-1A for Registrant.

(2)(a)	By-Laws of Registrant, amended and restated as of October 20, 2021, is incorporated by reference to post-effective amendment no. 193 filed on October 28, 2021, on Form N-1A for Registrant.

(2)(b)	Specimen Certificate of Shares of the Registrant, is incorporated by reference to pre-effective amendment no. 1 filed on November 13, 1997, on Form N-1A for Registrant.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is filed as Appendix A to Part A of the Trust’s Registration Statement on Form N-14 (File No. 333-256392) as filed on May 21, 2021 is incorporated by reference herein.

(5)	Not applicable.

(6)(a)	Management Agreement between Registrant and Nuveen Fund Advisors, LLC, dated October 1, 2014, is incorporated by reference to post-effective amendment no. 108 filed on November 28, 2014, on Form N-1A for Registrant.

(6)(b)	Amended Schedules A and B of Management Agreement between Registrant and Nuveen Fund Advisors, LLC, dated December 4, 2018, is incorporated by reference to post-effective amendment no. 179 filed on October 28, 2019, on Form N-1A for Registrant.

(6)(c)	Continuance of Management Agreement between Registrant and Nuveen Fund Advisors, LLC, dated July 30, 2019, is incorporated by reference to post-effective amendment no. 179 filed on October 28, 2019, on Form N-1A for Registrant.

(6)(d)	Continuance of Management Agreement between Registrant and Nuveen Fund Advisors, LLC, dated July 30, 2021, is incorporated by reference to post-effective amendment no. 193 filed on October 28, 2021, on Form N-1A for Registrant.

(6)(e)	Investment Sub-Advisory Agreement between Nuveen Fund Advisors, LLC and Santa Barbara Asset Management, LLC, dated October 1, 2014, is incorporated by reference to post-effective amendment no. 108 filed on November 28, 2014, on Form N-1A for Registrant.

(6)(f)	Notice of Continuance of Investment Sub-Advisory Agreement between Nuveen Fund Advisors, LLC and Santa Barbara Asset Management, LLC, dated July 30, 2021, is incorporated by reference to post-effective amendment no. 194 filed on November 26, 2021, on Form N-1A.

(7)(a)	Distribution Agreement between Registrant and John Nuveen & Co. Incorporated, dated August 1, 1998, is incorporated by reference to post-effective amendment no. 2 filed on November 25, 1998, on Form N-1A for Registrant.

(7)(b)	Form of Dealer Distribution, Shareholder Servicing and Fee-Based Program Agreement, is incorporated by reference to post-effective amendment no. 23 filed on October 19, 2006, on Form N-1A for Registrant.

(7)(c)	Form of Nuveen Funds Rule 22c-2 Agreement, is incorporated by reference to post-effective amendment no. 23 filed on October 19, 2006, on Form N-1A for Registrant.

(7)(d)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a John Nuveen & Co. Incorporated), dated August 13, 2021, is incorporated by reference to post-effective amendment no. 193 filed on October 28, 2021, on Form N-1A for Registrant.

(8)	Not applicable.

(9)(a)	Amended and Restated Master Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated July 15, 2015, is incorporated by reference to post-effective amendment no. 115 filed on September 28, 2015, on Form N-1A for Registrant.

(9)(b)	Amendment and Appendix A to the Amended and Restated Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated July 31, 2020, is incorporated by reference to post-effective amendment no. 188 filed on September 21, 2020, on Form N-1A for Registrant.

(9)(c)	Amendment to the Amended and Restated Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated March 15, 2021, filed on May 21, 2021 as an exhibit to the Registration Statement on Form N-14 (File No. 333-256392) is incorporated by reference herein.

(10)(a)	Amended and Restated Plan of Distribution and Service Pursuant to Rule 12b-1, effective January 26, 2017, is incorporated by reference to post-effective amendment no. 149 filed on May 12, 2017, on Form N-1A for Registrant.

(10)(b)	Multiple Class Plan Adopted Pursuant to Rule 18f-3, as amended January 26, 2017, is incorporated by reference to post-effective amendment no. 149 filed on May 12, 2017, on Form N-1A for Registrant.

(11)	Opinion and Consent of Counsel, filed on May 21, 2021 as an exhibit to the Registration Statement on Form N-14 (File No. 333-256392) and incorporated by reference herein.

(12)	Form of Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed in the Proxy Statement/Prospectus is filed herewith.

(13)(a)	Transfer Agency and Service Agreement between the Nuveen Mutual Funds and Boston Financial Data Services, Inc., n/k/a DST Asset Manager Solutions, Inc., dated May 11, 2012, is incorporated by reference to post-effective amendment no. 84 filed on June 11, 2012, on Form N-1A for Registrant.

(13)(b)	Amendment to Transfer Agency and Service Agreement, dated May 1, 2017, is incorporated by reference to post-effective amendment no. 149 filed on May 12, 2017, on Form N-1A for Registrant.

(13)(c)	Amendment and Schedule A to Transfer Agency and Service Agreement, effective as of May 10, 2020, is incorporated by reference to post-effective amendment no. 188 filed on September 21, 2020, on Form N-1A for Registrant.

(13)(d)	Amendment and Schedule A to Transfer Agency and Service Agreement, effective as of January 20, 2021, filed on May 21, 2021 as an exhibit to the Registration Statement on Form N-14 (File No. 333-256392) is incorporated by reference herein.

(13)(e)	Securities Lending Authorization Agreement between Nuveen Funds and State Street Bank and Trust Company, dated August 12, 2020, is incorporated by reference to post-effective amendment no. 188 filed on September 21, 2020, on Form N-1A for Registrant.

(14)(a)	Consent of Independent Auditor of Target Fund, filed on May 21, 2021 as an exhibit to the Registration Statement on Form N-14 (File No. 333-256392) and incorporated by reference herein.

(14)(b)	Consent of Independent Auditor of Acquiring Fund, filed on May 21, 2021 as an exhibit to the Registration Statement on Form N-14 (File No. 333-256392) and incorporated by reference herein.

(15)	Not applicable.

(16)(a)	Powers of Attorney of Messrs. Evans, Hunter, Moschner, Nelson, Thornton, Toth and Young and Mss. Stockdale, Stone and Wolff, dated May 4, 2021, filed on May 21, 2021 as an exhibit to the Registration Statement on Form N-14 (File No. 333-256392) is incorporated by reference herein.

(16)(b)	Powers of Attorney of Amy B.R. Lancellotta and Joanne T. Medero is filed herewith.

(17)	Form of Proxy Card appears following the Proxy Statement/Prospectus constituting Part A of the Trust’s Registration Statement on Form N-14 (File No. 333-256392) as filed on May 21, 2021 and is incorporated by reference herein.

Item 17. Undertakings

(1)        The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)        The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this post-effective amendment no. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois, on the 11th day of January, 2022.

NUVEEN INVESTMENT TRUST II

By:	/s/ Mark J. Czarniecki
Mark J. Czarniecki
Vice President and Secretary

As required by the Securities Act of 1933, this post-effective amendment no. 1 to Registrant’s Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity		Date

/s/ Christopher E. Stickrod	Chief Administrative Officer		January 11, 2022
Christopher E. Stickrod	(principal executive officer)

/s/ E. Scott Wickerham	Vice President and Controller		January 11, 2022
E. Scott Wickerham	(principal financial and accounting officer)

)
Terence J. Toth*	Chairman of the Board and Trustee	)
		)	By: /s/ Mark J. Czarniecki
		)	Mark J. Czarniecki
Jack B. Evans*	Trustee	)	Attorney-in-Fact
		)	January 11, 2022
)
William C. Hunter*	Trustee
)
Amy B.R. Lancellotta**	Trustee	)
)
Joanne T. Medero**	Trustee	)
)
Albin F. Moschner*	Trustee	)
)
John K. Nelson*	Trustee	)
)
Judith M. Stockdale*	Trustee	)
)
Carole E. Stone*	Trustee	)
)
Matthew Thornton III*	Trustee	)

)
Margaret L. Wolff*	Trustee	)
)
Robert L. Young*	Trustee	)

* An original power of attorney dated May  4, 2021 authorizing, among others, Mark J. Czarniecki and Christopher M. Rohrbacher to execute this registration statement, and amendments thereto, for Messrs. Evans, Hunter, Moschner, Nelson, Thornton, Toth and Young and Mses. Stockdale, Stone and Wolff and previously has been filed with the Securities and Exchange Commission and is incorporated by reference herein.

** Powers of Attorney of Amy B.R. Lancellotta and Joanne T. Medero, dated June 1, 2021, authorizing, among others, Mark J. Czarniecki and Christopher M. Rohrbacher to execute this registration statement, and amendments thereto is filed herewith as Exhibit (16)(b).

EXHIBIT INDEX

Exhibit No.	Name of Exhibit

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed in the Proxy Statement/Prospectus.

(16)(b)	Powers of Attorney of Amy B.R. Lancellotta and Joanne T. Medero, dated June 1, 2021.